EXHIBIT 99.2

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Financial Statements

Three and six months ended July 31, 2023 and 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Professional Accountants for a review of interim financial statements by an entity’s auditor.

2

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars)

(Unaudited)

	July 31, 2023 $	January 31, 2023 $
Assets

Current assets
Cash	60,992	8,307
Amounts receivable	11,918	17,196
Prepaids and other current assets	326,680	49,224

Total assets	399,590	74,727

Liabilities and Deficit

Current liabilities
Accounts payable and accrued liabilities	5,079,156	5,436,024
Due to related parties (Note 14)	747,011	964,261
Financial guarantee liability (Note 15(c))	894,481	667,042
Loans payable (Note 7)	80,000	80,000

Total current liabilities	6,800,648	7,147,327

Non-current liabilities
Financial guarantee liability (Note 15(c))	197,946	440,170
Warrant liabilities (Notes 9(a) and 9(b))	375,451	20,700

Total liabilities	7,374,045	7,608,197

Deficit
Common shares (Note 8)	78,101,839	76,571,515
Subscriptions received (Note 14)	60,000	74,000
Reserves (Note 11)	25,686,511	24,581,942
Accumulated other comprehensive income	232,908	231,003
Accumulated deficit	(113,577,723)	(112,186,681)

Deficit attributable to shareholders	(9,496,465)	(10,728,221)
Non-controlling interests	2,522,010	3,194,751

Total deficit	(6,974,455)	(7,533,470)

Total liabilities and deficit	399,590	74,727

Nature of operations and going concern (Note 1), commitments and contingencies (Note 15) and events after the reporting date (Note 20)

Approved on behalf of the Board of Directors

“Ahmad Doroudian”              Director

“Ralph Anthony Pullen”       Director

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

3

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Loss and Other Comprehensive Loss

(Expressed in Canadian dollars)

(Unaudited)

	Three Months Ended		Six Months Ended
	July 31, 2023 $	July 31, 2022 $	July 31, 2023 $	July 31, 2022 $

Expenses
Consulting fees	106,011	144,085	220,978	364,408
Depreciation	–	4,609	–	9,218
Foreign exchange (gain) loss	(87,597)	21,646	(17,136)	53,575
General and administrative	74,821	71,639	163,340	148,995
Professional fees	184,570	209,798	354,797	404,583
Promotion and marketing	–	26,875	–	81,852
Research and development	184,799	306,816	251,444	2,222,137
Wages, salaries and employment expenses	464,373	446,257	790,462	1,000,417

Total expenses	926,977	1,231,725	1,763,885	4,285,185

Loss from operations	(926,977)	(1,231,725)	(1,763,885)	(4,285,185)

Other income (expenses)
Accretion	–	(18,308)	–	(36,119)
Change in financial guarantee liability (Note 15(c))	(78,515)	(170,243)	14,785	(194,064)
Change in unrealized gains/losses on warrant liabilities (Notes 9(a) and 9(b))	(16,007)	1,169	(233,715)	1,522
Interest expense	(5,872)	(1,663)	(7,527)	(3,332)
Other	(249)	18,000	(947)	18,000
Recovery of penalty expense	–	127,670	–	127,670
Settlements, net (Notes 14 and 15(c))	–	150,000	–	257,710

Total other income (expenses)	(100,643)	106,625	(227,404)	171,387

Net loss	(1,027,620)	(1,125,100)	(1,991,289)	(4,113,798)

Other comprehensive income (loss)
Foreign currency translation adjustment of foreign operations	15,154	(9,423)	1,601	(7,140)

Net comprehensive loss	(1,012,466)	(1,134,523)	(1,989,688)	(4,120,938)

Net loss attributable to:
Shareholders	(1,019,308)	(1,122,856)	(1,391,042)	(4,111,554)
Non-controlling interests (Note 12)	(8,312)	(2,244)	(600,247)	(2,244)

	(1,027,620)	(1,125,100)	(1,991,289)	(4,113,798)

Net comprehensive loss attributable to:
Shareholders	(1,004,095)	(1,132,259)	(1,389,137)	(4,118,674)
Non-controlling interests (Note 12)	(8,371)	(2,264)	(600,551)	(2,264)

	(1,012,466)	(1,134,523)	(1,989,688)	(4,120,938)

Net loss per share, basic and diluted	(0.01)	(0.01)	(0.02)	(0.05)

Weighted average shares outstanding, basic and diluted	109,195,732	85,399,464	104,655,521	85,360,414

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

4

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Changes in Deficit

(Expressed in Canadian dollars)

(Unaudited)

	Common Shares		Subscriptions		Accumulated Other Comprehensive Income - Foreign Currency			Non-controlling	Total
	Shares #	Amount $	Received $	Reserves $	Translation $	Deficit $	Total $	Interests $	Deficit $
Balance – January 31, 2022	85,241,238	75,384,509	–	23,655,647	249,466	(103,170,480))	(3,880,858)	–	(3,880,858)
Common shares issued for services (Note 8(d))	160,000	43,912	–	(14,175)	–	–	29,737	–	29,737
Common shares issued for cash (Note 12)	–	–	–	–	–	–	–	160,439	160,439
Subscriptions received	–	–	–	–	–	–	–	387,186	387,186
Share-based payments (Note 11)	–	–	–	646,891	–	–	646,891	–	646,891
Foreign currency translation adjustment of foreign operations	–	–	–	–	(7,120)	–	(7,120)	(20)	(7,140)
Net loss	–	–	–	–	–	(4,111,554)	(4,111,554)	(2,244)	(4,113,798)

Balance – July 31, 2022	85,401,238	75,428,421	–	24,288,363	242,346	(107,282,034)	(7,322,904)	545,361	(6,777,543)

Balance – January 31, 2023	90,103,876	76,571,515	74,000	24,581,942	231,003	(112,186,681)	(10,728,221)	3,194,751	(7,533,470)
Common shares issued for cash (Notes 8(a), 8(b), 8(c), 12 and 14)	20,771,429	1,530,324	(74,000)	308,972	–	–	1,765,296	(72,190)	1,693,106
Subscriptions received (Note 14)	–	–	60,000	–	–	–	60,000	–	60,000
Capital contribution by officers in forgiveness of liabilities (Note 14)	–	–	–	469,129	–	–	469,129	–	469,129
Share-based payments (Note 11)	–	–	–	326,468	–	–	326,468	–	326,468
Foreign currency translation adjustment of foreign operations	–	–	–	–	1,905	–	1,905	(304)	1,601
Net loss	–	–	–	–	–	(1,391,042)	(1,391,042)	(600,247)	(1,991,289)

Balance – July 31, 2023	110,875,305	78,101,839	60,000	25,686,511	232,908	(113,577,723)	(9,496,465)	2,522,010	(6,974,455)

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

5

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in Canadian dollars)

(Unaudited)

	Six Months Ended
	July 31, 2023 $	July 31, 2022 $
Operating activities

Net loss	(1,991,289)	(4,113,798)
Adjustments to reconcile net loss to net cash used in operating activities:
Accretion	–	36,119
Change in financial guarantee liability	(14,785)	194,064
Change in unrealized gains/losses on warrant liabilities	233,715	(1,522)
Common shares issued for services	–	29,737
Depreciation	–	9,218
Foreign exchange (gain) loss	(17,136)	53,575
Share-based payments	326,468	646,891
Changes in working capital accounts:
Amounts receivable	5,260	306,944
Prepaids and other current assets	(277,456)	439,408
Accounts payable and accrued liabilities	(682,120)	1,517,418
Due to related parties	595,936	313,658
Income tax payable	–	(160,006)
Net cash used in operating activities	(1,821,407)	(728,294)

Financing activities
Proceeds from issuance of units, net	1,814,143	–
Proceeds from issuance of units by MedMelior (Note 12)	–	186,148
Proceeds from subscriptions received (Note 14)	60,000	–
Proceeds from subscriptions received by MedMelior	–	387,186
Net cash provided by financing activities	1,874,143	573,334

Effects of exchange rate changes on cash	(51)	(4,141)

Net change in cash	52,685	(159,101)
Cash – beginning of period	8,307	173,513
Cash – end of period	60,992	14,412

Supplemental cash flow disclosures (Note 13)

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

6

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2023 and 2022

(Expressed in Canadian dollars)

(Unaudited)

1. Nature of Operations and Going Concern

BetterLife Pharma Inc. (the “Company”) was incorporated in British Columbia under the Business Corporations Act on June 10, 2002 whose common shares are publicly traded on the Canadian Securities Exchange under the symbol “BETR” and on the OTCQB under the symbol “BETRF”. The Company is a biopharmaceutical company engaged in the development of patented pharmaceuticals.

These condensed consolidated interim financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, no adjustments to the carrying value of the assets and liabilities have been made in these condensed consolidated interim financial statements should the Company no longer be able to continue as a going concern. Any such adjustments could be material.  As at July 31, 2023, the Company has not earned any revenue and has an accumulated deficit of $113,577,723. The continued operations of the Company are dependent on its ability to generate future cash flows through additional financing or commercialization.  Management intends to continue to pursue additional financing through issuances of equity or debt.  There is no assurance that additional funding will be available on a timely basis or on terms acceptable to the Company. These events or conditions indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

The head office and principal address of the Company is located at 1275 West 6th Avenue, #300, Vancouver, BC, Canada, V6H 1A6.

2. Significant Accounting Policies

(a) Basis of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee.

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, using accounting policies which are consistent with IFRS as issued by the IASB. They do not include all of the information required for full annual consolidated financial statements in compliance with IAS 1, Presentation of Financial Statements.

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual audited consolidated financial statements for the year ended January 31, 2023 and should be read in conjunction with those audited consolidated financial statements. These condensed consolidated interim financial statements were approved by the Board of Directors and authorized for issue on September 27, 2023.

(b) Basis of Measurement and Presentation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value, and are presented in Canadian dollars.

7

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2023 and 2022

(Expressed in Canadian dollars)

(Unaudited)

2. Significant Accounting Policies (continued)

(c) Basis of Consolidation

Subsidiaries

The condensed consolidated interim financial statements incorporate the financial statements of the Company and entities controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are fully consolidated from the date on which the Company obtains control and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same period as the parent company, using consistent accounting policies. The Company has consolidated the assets, liabilities, revenues and expenses of its subsidiaries after the elimination of inter-company transactions and balances.

The consolidating entities include:

	% of ownership	Jurisdiction

BetterLife Pharma Inc.	Parent	Canada
MedMelior Inc.	94%	Canada
Blife Therapeutics Inc.	100%	Canada
Altum S1M US Corp. (dissolved July 2022)	100%(1)	U.S.A.
BetterLife Pharma US Inc.	100%	U.S.A.
Thrudermic, LLC (dissolved June 2022)	100%	U.S.A.
Altum Pharma (Australia) Pty Ltd.	100%(1)	Australia
Altum Pharmaceuticals (HK) Limited	100%(1)	Hong Kong

(1) Wholly-owned subsidiaries of MedMelior Inc.

Non-controlling interests

Non-controlling interests (“NCI”) represents the non-controlling shareholders’ portion of the net assets and net loss of MedMelior Inc. (“MedMelior”) and its wholly-owned subsidiaries. Changes to the Company’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

(d) Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

For critical judgments used by management, refer to the Company’s most recent annual consolidated financial statements for the year ended January 31, 2023.

8

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2023 and 2022

(Expressed in Canadian dollars)

(Unaudited)

2. Significant Accounting Policies (continued)

(e) Foreign Currency

The Company’s presentation currency is the Canadian dollar. The functional currency of the parent entity, BetterLife Pharma Inc., and its subsidiaries, MedMelior and Blife Therapeutics Inc., is the Canadian dollar. The functional currency of the U.S. subsidiaries, Altum S1M US Corp., BetterLife Pharma US Inc. and Thrudermic, LLC, is the U.S. dollar. The functional currency of the Hong Kong subsidiary, Altum Pharmaceuticals (HK) Limited, is the Hong Kong dollar. The functional currency of the Australian subsidiary, Altum Pharma (Australia) Pty Ltd., is the Australian dollar.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Company and its subsidiaries at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the financial position date. The resulting exchange gains and losses are recognized in the condensed consolidated interim statements of loss and other comprehensive loss. Non-monetary assets and liabilities denominated in other than the functional currency that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value is determined. Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of transaction.

Foreign operations

For consolidation purposes, the assets and liabilities of foreign operations are translated to the presentation currency using the exchange rate prevailing at the financial position date. The income and expenses of foreign operations are translated to the presentation currency using the average rates of exchange during the period. All resulting exchange differences are recorded as other comprehensive income (loss) and accumulated in a separate component of equity or deficit, described as foreign currency translation adjustment.

(f) Comprehensive Income (Loss)

Comprehensive income or loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Financial assets that are measured at fair value through other comprehensive income will have revaluation gains and losses included in other comprehensive income or loss until the asset is removed from the condensed consolidated interim statement of financial position. Certain gains and losses on the translation of amounts between the functional and presentation currency of the Company are included in other comprehensive income or loss. Gains and losses on translation of foreign subsidiaries are initially recognized in other comprehensive income or loss. Accumulated other comprehensive income or loss on translation of foreign subsidiaries are reclassified from equity to deficit on disposal of the subsidiary.

9

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2023 and 2022

(Expressed in Canadian dollars)

(Unaudited)

2. Significant Accounting Policies (continued)

(g) Income (Loss) Per Share

The Company presents the basic and diluted earnings or loss per share data for its common shares, calculated by dividing the earnings or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings or loss per share is determined by adjusting the earnings or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares. For the three and six months ended July 31, 2023 and 2022, basic net loss per share equals diluted net loss per share as the Company incurred net losses during these periods and the Company’s stock options and warrants were anti-dilutive.

3. New Accounting Pronouncements

The following new accounting standard and interpretation will be adopted by the Company subsequent to July 31, 2023.

(a) IAS 1 – Presentation of Financial Statements

IAS 1 has been amended to modify the requirements introduced by Classification of Liabilities as Current or Non-current on how an entity classifies debt and other financial liabilities as current or non-current in particular circumstances. Only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. In addition, an entity has to disclose information in the notes that enables users of financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months.

The amendments are to be applied prospectively and are effective for annual periods beginning on or after January 1, 2024. The Company does not expect the amendments to have a material impact on its condensed consolidated interim financial statements.

The following new accounting standards and interpretations were adopted by the Company at February 1, 2023.

(b) IAS 1 – Presentation of Financial Statements

IAS 1 has been revised to (i) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the “right” to defer settlement by at least twelve months and make explicit that only rights in place “at the end of the reporting period” should affect the classification of a liability; (ii) clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and (iii) make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. The amendments did not have a material impact on the Company’s condensed consolidated interim financial statements.

IAS 1 has also been amended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments are to be applied prospectively and are effective for annual periods beginning on or after January 1, 2023. The amendments did not have a material impact on the Company’s condensed consolidated interim financial statements.

10

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2023 and 2022

(Expressed in Canadian dollars)

(Unaudited)

3. New Accounting Pronouncements (continued)

(c) IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors

IAS 8 has been amended to introduce the definition of an accounting estimate and include other amendments to help entities distinguish changes in accounting estimates from changes in accounting policies. The amendments are effective for annual periods beginning on or after January 1, 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. The amendments did not have a material impact on the Company’s condensed consolidated interim financial statements.

4. Equipment

Cost	Equipment $

Balance, July 31, 2023, January 31, 2023 and January 31, 2022	44,553
Accumulated Depreciation

Balance, January 31, 2022	26,118
Depreciation	18,435

Balance, July 31 and January 31, 2023	44,553

Net book value, July 31 and January 31, 2023	–

5. Intangible Assets

(a)

BETR-001: BETR-001 is a nontoxic second-generation Lysergic Acid Diethylamide (“LSD”) derivative molecule that mimics the projected therapeutic potential of LSD in the treatment of disorders such as major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

(b)	BETR-002: BETR-002 is a formulation of a derivative of dihydrohonokiol, a known anti-anxiety compound, with potential for treatment of benzodiazepine dependency, anxiety and spasticity.

(c)

MM-001: MM-001 is a topical Interferon α2b (“IFNα2b”) product for the treatment of Human Papiloma Virus (“HPV”) infection that can cause cervical cancer. In 2017, MedMelior entered into a patent license agreement with Altum-Avro Pharma Partnership (“AAPP”) to license the development of a technology involving the formation of biphasic lipid vesicles for use as a vehicle for administration of a biologically active material (“BiPhasix™ Technology”). The BiPhasix™ Technology is a novel encapsulation and delivery platform technology. BiPhasix-encapsulated interferon IFNα2b is for use in treatment of HPV-cervical dysplasia. Consideration of the patent license agreement included:

•	Five and a quarter percent (5.25%) of the inventory of any and all product produced by MedMelior to be paid in kind to AAPP.
•	Milestone payments:

o	$3 million upon initiation of the first Phase 3 trial in any global territory except for eastern European territories,
o	$5 million upon first submission of New Drug Application or similar for approval in any global territory except for eastern European territories, and

11

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2023 and 2022

(Expressed in Canadian dollars)

(Unaudited)

5. Intangible Assets (continued)

o	$10 million upon first commercial sale in any global territory except for eastern European territories.

•	Royalties:

o	8% on annual net sales up to $50 million,
o	10% on annual net sales on the next $25 million, and
o	12.5% on annual net sales above $75 million.

•	30% of any upfront payments that MedMelior receives from a third person in respect of development, licensing, manufacturing or distribution rights.

(d)	MM-003: MM-003 is a patent-pending IFNα2b inhalation formulation for the treatment of viral infections.

6. Convertible Debenture

Convertible Debenture $

Balance, January 31, 2022	237,880
Debt modification	197,205
Accretion and interest, net	50,247
Conversion to common shares	(485,332)
Balance, July 31 and January 31, 2023	–

On September 4, 2020, the Company issued an unsecured convertible debenture with a non-related party for $500,000. The debenture bore interest at 8% per annum, had an original maturity date of December 3, 2020 and was convertible into common shares at a conversion price equal to $1.15 per common share.  On April 1, 2021, the maturity date was amended to May 3, 2022.  On June 3, 2021, $250,000 of the note was repaid.  On October 31, 2022, the conversion price was amended to $0.20 per common share and a loss on debt modification of $197,205 was recorded.  On the same date, principal amount and accrued interest of convertible debenture totalling $308,028 was converted into 1,540,135 common shares at a conversion price of $0.20.  Convertible debenture contained no financial covenants.  The liability component of convertible debenture was determined by using discounted cash flows to measure the fair values of similar liabilities that exclude convertibility features.

7. Loans Payable

Loans Payable $

Balance, January 31, 2022	74,559
Accretion	5,441
Balance, July 31 and January 31, 2023	80,000

In February 2021, the Company and its subsidiary, MedMelior, each entered into Canada Emergency Business Account (“CEBA”) term loan agreements for $60,000 with an initial expiry date of December 31, 2022 (amended to December 31, 2023) and interest rate of nil% per annum during this initial term.  The CEBA term loan agreements also provide for an extended maturity date of December 31, 2025 and interest rate of 5% per annum during the extended term.

12

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2023 and 2022

(Expressed in Canadian dollars)

(Unaudited)

8. Common Shares

Authorized: Unlimited number of common shares without par value

During the six months ended July 31, 2023:

(a) On March 14, 2023, the Company closed on a brokered private placement and issued 15,000,000 units at price of $0.10 per unit for gross proceeds of $1,500,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.15 and expiring on March 14, 2028. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $225,000 allocated to warrants.

Share issue costs totaling $228,972 consisted of the following: 840,000 brokers’ warrants with fair value of $39,972, brokers’ fee of $84,000 and other transaction costs of $105,000. Brokers’ warrants entitle the holder to purchase one common share at an exercise price of $0.10 and expiring on March 14, 2025. The fair values of the brokers’ warrants were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model to value the brokers’ warrants.

(b) On March 14, 2023, the Company closed on a non-brokered private placement and issued 3,571,429 units at price of US$0.07 per unit for gross proceeds of $357,143 (US$250,000). Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of US$0.11 and expiring on March 14, 2028. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $48,847 allocated to warrants (Note 9(a)).

(c) On July 10, 2023, the Company closed on a non-brokered private placement and issued 2,200,000 units at price of $0.10 per unit for gross proceeds of $220,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.15 and expiring on July 9, 2028. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $44,000 allocated to warrants.

During the six months ended July 31, 2022:

(d) The Company issued 7,500 common shares, with fair value totaling $14,175, to a third party pursuant to vesting of restricted stock units and 152,500 common shares, with fair value of $29,737 to a third party for services rendered.

9. Share Purchase Warrants

(a) Warrant liabilities

At July 31, 2023, the Company has 3,571,429 share purchase warrants with exercise prices denominated in U.S. dollars. When non-compensatory warrants have an exercise price denominated in a currency which is different from the functional currency of the Company (Canadian dollar), the warrants are treated as financial liabilities. These warrants are therefore classified as financial liabilities with changes in fair value recognized in the condensed consolidated interim statements of loss and other comprehensive loss. The warrant liabilities are measured using Level 3 inputs within the fair value hierarchy.

The following table summarizes the continuity of liability-classified share purchase warrants:

13

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2023 and 2022

(Expressed in Canadian dollars)

(Unaudited)

9. Share Purchase Warrants (continued)

	Number of Warrants	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Life (Years)	Liability Amount $
Balance, January 31, 2022	252,595	1.44	0.51	353
Change in fair value	–	–	–	(353)
Expired	(252,595)	(1.44)	–	–
Balance, January 31, 2023	–	–	–	–
Granted (Note 8(b))	3,571,429	0.11	5.00	48,847
Change in fair value	–	–	–	243,000
Balance, July 31, 2023	3,571,429	0.11	4.62	291,846

At July 31, 2023, the following liability-classified share purchase warrants were outstanding:

Number of Warrants	Exercise Price US$	Expiry Date
3,571,429	0.11	March 14, 2028

The fair value of warrant liabilities at July 31, 2023 was determined using the Black-Scholes option pricing model, using the following assumptions:

•	Risk free interest rate: 3.90%
•	Volatility: 153%
•	Market price of common shares on valuation date: US$0.07
•	Expected dividends: Nil%
•	Expected life: 4.62 years
•	Exercise price: US$0.11

(b) Warrant liabilities of MedMelior

At July 31, 2023, MedMelior has 318,000 share purchase warrants with exercise prices denominated in U.S. dollars. When non-compensatory warrants have an exercise price denominated in a currency which is different from the functional currency of MedMelior (Canadian dollar), the warrants are treated as financial liabilities. These warrants are therefore classified as financial liabilities with changes in fair value recognized in the condensed consolidated interim statements of loss and other comprehensive loss. The warrant liabilities are measured using Level 3 inputs within the fair value hierarchy.

The following table summarizes the continuity of liability-classified share purchase warrants of MedMelior:

14

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2023 and 2022

(Expressed in Canadian dollars)

(Unaudited)

9. Share Purchase Warrants (continued)

	Number of Warrants	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Life (Years)	Liability Amount $
Balance, January 31, 2022	–	–	–	–
Granted	96,667	1.25	2.00	25,709
Change in fair value	–	–	–	(5,009)
Balance, January 31, 2023	96,667	1.25	1.36	20,700
Granted (Note 12)	221,333	1.25	2.00	72,190
Change in fair value	–	–	–	(9,285)
Balance, July 31, 2023	318,000	1.25	1.52	83,605

At July 31, 2023, the following liability-classified share purchase warrants of MedMelior were outstanding:

Number of Warrants	Exercise Price US$	Expiry Date
96,667	1.25	June 9, 2024
221,333	1.25	May 23, 2025
318,000

The fair value of warrant liabilities at July 31, 2023 was determined using the Black-Scholes option pricing model, using the following assumptions:

•	Risk free interest rate: 4.79% to 5.16%
•	Volatility: 101%
•	Market price of common shares on valuation date: US$0.64 to US$0.68
•	Expected dividends: Nil%
•	Expected life: 0.86 to 1.81 years
•	Exercise price: US$1.25

(c)   Equity-classified warrants

The following table summarizes the continuity of equity-classified share purchase warrants:

	Number of Warrants	Weighted Average Exercise Price $

Balance, January 31, 2022	31,259,127	0.59
Expired	(1,118,484)	(2.43)

Balance, January 31, 2023	30,140,643	0.52
Granted (Notes 8(a) and 8(c))	18,040,000	0.15
Expired	(200,000)	(1.21)

Balance, July 31, 2023	47,980,643	0.38

15

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2023 and 2022

(Expressed in Canadian dollars)

(Unaudited)

9. Share Purchase Warrants (continued)

At July 31, 2023, the following equity-classified share purchase warrants were outstanding:

Number of Warrants	Exercise Price $	Expiry Date

238,095	0.27	September 26, 2023
6,386,298	0.60	December 1, 2023
23,316,250	0.50	May 28, 2024
840,000	0.10	March 14, 2025
15,000,000	0.15	March 14, 2028
2,200,000	0.15	July 9, 2028
47,980,643

The fair values of equity-classified warrants issued pursuant to the Company’s financings (Notes 8(a) and 8(c)) were estimated using the residual method.  The fair values of equity-classified warrants issued as brokers’ warrants (Note 8(a)) were estimated using the Black-Scholes option pricing model with the following assumptions:

•	Date of grant: March 14, 2023
•	Risk free interest rate: 3.72%
•	Volatility: 114%
•	Market price of common shares on grant date: $0.085
•	Expected dividends: Nil%
•	Expected life: Two (2) years
•	Exercise price: $0.10

10. Compensation Options

The following table summarizes the continuity of compensation options:

	Number of Options	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (Years)

Outstanding and exercisable, July 31, 2023, January 31, 2023 and January 31, 2022	2,486,803	0.42	0.73 / 1.23 / 2.23

At July 31, 2023, the following compensation options were outstanding and exercisable:

Number of	Exercise		Exercisable Into
Compensation Options	Price $	Expiry Date	Common Shares	Share Purchase Warrants	Exercise Price	Expiry Date

471,178	0.50	December 2, 2023	537,143	537,143	$0.60	December 2, 2023
1,967,750	0.40	May 28, 2024	1,967,750	1,967,750	$0.50	May 28, 2024
47,875	0.50	May 28, 2024	47,875	–	–	–
2,486,803

16

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2023 and 2022

(Expressed in Canadian dollars)

(Unaudited)

10. Compensation Options (continued)

Compensation options are exercised by delivery of an election to purchase together with payment by the compensation option holder to the Company.

11. Long-term Incentive Plans

Effective October 1, 2019, the Company adopted a long-term incentive plan. Under this plan, the Company may grant share purchase options, restricted stock units (“RSU”), performance stock units (“PSU”) or deferred share units to its directors, officers, employees and consultants up to an amount as determined by the Company and will be no more than 10% of its outstanding common shares on a fully-diluted basis. RSUs, PSUs and deferred share units are settled in common shares. The exercise price of the share purchase options will be determined by the Company and will be no less than market price on grant date.

Effective June 29, 2018, the Company’s subsidiary, MedMelior, adopted a stock option plan. Under this plan, MedMelior may grant options to its directors, officers, employees and consultants up to an amount as determined by MedMelior. The exercise price of the stock options will be determined by MedMelior.

(a) Restricted Stock Units

The following table summarizes the continuity of the Company’s RSUs:

Number of RSUs

Outstanding, January 31, 2022	10,000
Common shares issued on vesting	(10,000)

Outstanding, July 31 and January 31, 2023	–

RSUs are settled by delivery of a notice of settlement by the RSU holder or, if no notice of settlement is delivered, on the last vesting date. During the three and six months ended July 31, 2023, the Company did not recognize any share-based payment expense related to its RSUs (three and six months ended July 31, 2022 - $541 and $2,485, respectively).

(b) Performance Stock Units

The following table summarizes the continuity of the Company’s PSUs:

Number of PSUs

Outstanding, July 31, 2023, January 31, 2023 and January 31, 2022	25,000

PSUs vested on March 31, 2021 and are settled by delivery of a notice of settlement by the PSU holder. At July 31, 2023, 25,000 PSUs were vested but not yet settled (January 31, 2023 – 25,000).

(c) Share Purchase Options

The following table summarizes the continuity of the Company’s share purchase options:

17

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2023 and 2022

(Expressed in Canadian dollars)

(Unaudited)

11. Long-term Incentive Plans (continued)

	Number of Options	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (Years)

Outstanding, January 31, 2022	2,410,000	0.76	1.98
Granted	3,920,000	0.17	3.00
Expired	(60,000)	1.66	–
Outstanding, January 31, 2023	6,270,000	0.38	1.93
Granted (Note 14)	5,795,000	0.07	3.00
Forfeited/expired (Note 14)	(1,220,000)	0.49	–
Outstanding, July 31, 2023	10,845,000	0.20	2.26

Additional information regarding share purchase options as of July 31, 2023 is as follows:

Options Outstanding	Options Exercisable	Exercise Price $	Expiry Date	Vesting Terms

20,000	20,000	0.275	September 27, 2023	25% every four months
20,000	20,000	0.29	November 28, 2023	100% on February 28, 2022
840,000	840,000	0.77	December 8, 2023	50% on each of January 1, 2021 and 2022
20,000	20,000	0.16	December 11, 2024	100% on grant date
2,100,000	2,100,000	0.17	February 28, 2025	33.33% every six months
180,000	171,667	1.80	May 5, 2025	25% every six months
50,000	41,667	2.40	May 10, 2025	16.66% every six months
20,000	16,667	1.80	May 21, 2025	16.66% every six months
1,800,000	450,000	0.16	January 12, 2026	25% every six months
5,595,000	1,398,750	0.075	May 1, 2026	25% every six months
200,000	50,000	0.07	June 19, 2026	25% every six months
10,845,000	5,598,750

The fair value of share-based payment expense was estimated using the Black-Scholes option pricing model and the following assumptions:

	July 31, 2023	July 31, 2022
Dates of grant or valuation	May 2 to July 31, 2023	March 1, 2022
Risk free interest rates	3.48% to 4.79%	1.42%
Volatilities	114% to 144%	169%
Market prices of common shares on grant date	$0.07 to $0.075	$0.175
Expected dividends	Nil%	Nil%
Expected lives	2.5 to 3 years	3 years
Exercise prices	$0.07 to $0.16	$0.17

18

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2023 and 2022

(Expressed in Canadian dollars)

(Unaudited)

11. Long-term Incentive Plans (continued)

Fair value of share purchase options at measurement date ranged from $0.03 to $0.06. For the three and six months ended July 31, 2023, share-based payment expense related to share purchase options totaled $209,334 and $270,228, respectively, and have been recorded in the Company’s condensed consolidated interim statements of loss and other comprehensive loss (three and six months ended July 31, 2022 - $102,177 and $306,523, respectively). $185,980 of share-based payment expense has yet to be recognized and will be recognized in future periods.

(d) Share Purchase Options of MedMelior

The following table summarizes the continuity of MedMelior’s share purchase options:

	Number of Options	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (Years)

Outstanding, July 31, 2023, January 31, 2023 and January 31, 2022	1,100,000	0.10	1.41 / 1.91 / 2.91

Additional information regarding share purchase options of MedMelior as of July 31, 2023 is as follows:

Options Outstanding	Options Exercisable	Exercise Price $	Expiry Date	Vesting Terms

1,100,000	1,100,000	0.10	December 28, 2024	25% every six months

For the three and six months ended July 31, 2023, share-based payments related to share purchase options totaled $22,871 and $56,240, respectively, and have been recorded in the Company’s condensed consolidated interim statements of loss and other comprehensive loss (three and six months ended July 31, 2022 - $154,628 and $337,883, respectively).

12. Non-controlling Interests

As at July 31, 2023, 6.45% of MedMelior’s ownership interest is held by NCI (January 31, 2023 – 8.86%).

During the six months ended July 31, 2023, MedMelior issued 442,667 common shares and 221,333 share purchase warrants to NCI for gross proceeds of $428,575 that had been received prior to January 31, 2023, of which $72,190 was allocated to liability classified warrants (Note 9(b)). Each share purchase warrant entitles the holder to purchase one common share of MedMelior at an exercise price of US$1.25 and expiry date of May 23, 2025. During the six months ended July 31, 2022, MedMelior issued 193,333 common shares and 96,667 share purchase warrants to NCI for gross proceeds of $186,148, of which $25,709 was allocated to liability classified warrants (Note 9(b)). Each share purchase warrant entitles the holder to purchase one common share of MedMelior at an exercise price of US$1.25 and expiry date of June 9, 2024.

During the three and six months ended July 31, 2023, net loss allocated to NCI totaled $8,312 and $600,247, respectively (three and six months ended July 31, 2022 - $2,244 and $2,244, respectively). During the three and six months ended July 31, 2023, net comprehensive loss allocated to NCI totaled $8,371 and $600,551, respectively (three and six months ended July 31, 2022 - $2,264 and $2,264, respectively).

19

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2023 and 2022

(Expressed in Canadian dollars)

(Unaudited)

13. Supplemental Cash Flow Disclosures

	July 31, 2023 $	July 31, 2022 $
Non-cash investing and financing activities:
Common shares issued for services	–	29,737
Brokers’ warrants granted as share issue costs	39,972	–
Capital contribution through forgiveness of debts	469,129	–

14. Related Party Transactions

Key Management Compensation

Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company and includes the chief executive officer, chief operating officer and chief financial officer. During the three and six months ended July 31, 2023, compensation of key management and directors of the Company totaled $491,972 and $848,234, respectively (three and six months ended July 31, 2022 - $550,991 and $1,105,322, respectively), and consisted of salaries, consulting fees, directors’ fees and share-based payments. During the six months ended July 31, 2023:

•	5,595,000 stock options were granted to directors and officers (six months ended July 31, 2022 – 1,900,000), and
•	700,000 stock options for officers expired (six months ended July 31, 2022 – nil).

Other Related Party Transactions.

As at July 31, 2023, the Company owed $747,011 to key management and directors (January 31, 2023 - $964,261) and accounts payable and accrued liabilities include $527,080 owed to a former director of MedMelior (January 31, 2023 - $534,000).   During the three and six months ended July 31, 2023, there was no settlement expense related to this former director of MedMelior included in the condensed consolidated interim statements of loss and other comprehensive loss (three and six months ended July 31, 2022 - $nil and $42,290, respectively).

Other related party transactions are as follows:

•	In April 2023, $469,129 of amounts owing to officers were forgiven.
•

Pursuant to a brokered private placement in March 2023 (Note 8(a)), the Company issued 2,000,000 units to its Chief Executive Officer for gross proceeds received of $200,000, of which $74,000 was received prior to January 31, 2023.

•	During the six months ended July 31, 2023, the Company recorded $60,000 in subscription proceeds from its Chief Executive Officer.

20

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2023 and 2022

(Expressed in Canadian dollars)

(Unaudited)

15. Commitments and Contingencies

(a) In November 2019, the Company’s former chief executive officer filed an originating application with the Superior Court in the province of Quebec for damages stemming from a termination of employment. The former chief executive officer is seeking payment of amounts totaling approximately $1 million, exercisability of his stock options until the original expiry dates, issuance of 600,000 stock options and an order that the Company not issue further common shares. The Company believes the claim is unfounded and intends to vigorously defend these claims.

(b) In March 2021, Olymbec Development Inc. (“Olymbec”) filed a judicial demand before the Superior Court (Civil Division) of Quebec and a judgement for a safeguard order was obtained by Olymbec against Pivot Pharmaceuticals Manufacturing Corp. (“Pivot”), a former subsidiary, and the Company, as guarantor of the lease at 285-295 Kesmark Street, Quebec (the “Lease”), ordering Pivot and the Company to jointly pay the full amount of the Lease on the first day of each month. In May 2021, a judgement for a safeguard order was issued ordering Pivot and the Company to provide post-dated cheques for monthly lease payments for the months of June through November 2021. In June 2021, a judgement granted Pivot and the Company until June 30, 2021 to pay the outstanding lease totaling $124,223 and to deliver post-dated cheques each in the amount of $49,410.51 for monthly lease payments for the months of July through November 2021, which were completed. Olymbec is also claiming administrative fees of approximately $36,500 resulting from Pivot’s default on its monthly lease. The Company is assessing options available to contest the judicial demand from Olymbec and mitigate its damages. The Company has not accrued any amounts as of July 31, 2023 as management has assessed the likelihood of payment to be unlikely.

(c) The Company is a guarantor on the Lease (Note 15(b)), which was assigned together with the sale of Pivot in 2020 pursuant to which the Company has recorded a financial guarantee liability of $1,092,427 (January 31, 2023 - $1,107,212), at a discount rate of 25%, based on its best estimate of potential future loss.

The following table summarizes the continuity of financial guarantee liability:

	Financial Guarantee Liability $	Current $	Long-term $
Balance, January 31, 2022	1,083,295	218,780	864,515
Accretion	23,917
Balance, January 31, 2023	1,107,212	667,042	440,170
Accretion	(14,785)
Balance, July 31, 2023	1,092,427	894,481	197,946

21

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2023 and 2022

(Expressed in Canadian dollars)

(Unaudited)

15. Commitments and Contingencies(continued)

In October 2021, the Company filed an application for a bankruptcy order (“Application”) against Pivot in the Superior Court (Commercial Division) of Quebec. Pivot is the lessee of the Lease and had not met its Lease liabilities upon which the Company, as guarantor, was required to meet following the safeguard orders issued by the Superior Court (Civil Division) of Quebec (Note 15(b)). In March 2022, the Company and Pivot signed a settlement agreement pursuant to which Pivot would make a lump sum payment of $300,000 to the Company as follows: $150,000 on or before April 1, 2022 and $150,000 on or before May 31, 2022 (the “Transaction”), which was homologated by the Superior Court (Commercial Division) of Quebec on March 28, 2022. During the three and six months ended July 31, 2023, there was no settlement income related to this settlement included in the condensed consolidated interim statements of loss and other comprehensive loss (three and six months ended July 31, 2022 - $150,000 and $300,000, respectively). The Application was withdrawn by the Company on June 13, 2022.

(d) The Company and MedMelior were named as defendants in a lawsuit before the Supreme Court of the State of New York, New York County (“State Court”) by a former director of MedMelior, who served as director prior to MedMelior’s amalgamation with the Company. This former director filed the verified complaint on January 20, 2022, seeking compensatory and punitive damages in amounts believed by the Company to be in excess of US$2 million and US$10 million, respectively. During March 2022, the Company filed a motion to dismiss the complaint on the basis of inconvenient forum and for lack of jurisdiction. On December 1, 2022, following oral argument on the motion, the State Court dismissed the complaint in its entirety. On April 29, 2022, in response to the Company’s then-pending motion to dismiss, the former director filed a separate, parallel action, naming the Company and MedMelior before the United States District Court for the Southern District of New York, asserting substantially the same claims as in the State Court action. The Company believes that lawsuit to be unfounded and has filed a motion to dismiss, substantially similar to the motion granted by the State Court.

(e) In January 2022, a statement of claim was filed against the Company by a third party for breach of a marketing contract. In March 2023, this claim was settled for $30,000.

(f) At July 31, 2023, certain of the Company’s research and development programs, with a total contracted amount of $5.44 million, were in progress of which the Company has paid $3.57 million and a further $1.88 million remains to be paid in future periods.

16. Operating Segment

The Company operates in one industry segment, development of patented pharmaceuticals within one geographical area. All of the Company’s long-lived assets are located in Canada.

17. Fair Value Measurements

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Financial assets and liabilities measured at fair value in the statement of financial position are grouped into three levels of fair value hierarchy. The three levels are defined based on the observability of the significant inputs to the measurement, as follows:

22

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2023 and 2022

(Expressed in Canadian dollars)

(Unaudited)

17.   Fair Value Measurements (continued)

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and,
•	Level 3: unobservable inputs for the assets or liabilities.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level.

The carrying values of amounts receivable excluding tax receivables, due to related parties and amounts payable and accrued liabilities approximate the fair values due to the short-term nature of these items. The fair values of financial guarantee liability and loans payable are partially derived from market interest rates. The risk of material change in fair value is not considered to be significant due to a relatively short-term nature. The Company does not use derivative financial instruments to manage this risk.

The following is an analysis of the Company’s financial assets and liabilities at fair value as at July 31 and January 31, 2023:

	As at July 31, 2023
	Level 1 $	Level 2 $	Level 3 $

Cash	60,992	–	–
Warrant liabilities	–	–	375,451

	As at January 31, 2023
	Level 1 $	Level 2 $	Level 3 $

Cash	8,307	–	–
Warrant liabilities	–	–	20,700

There were no transfers between level 1, 2 and 3 inputs during the year.

18. Management of Financial Risk

The Company’s financial instruments are exposed to certain risks as summarized below:

(a) Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash is held through reputable financial institutions in Canada and Australia. The carrying amounts of cash represent the maximum exposure to credit risk. As at July 31, 2023, this amounted to $60,992.

(b) Interest rate risk

Interest rate risk is the risk that fair values of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk.

23

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2023 and 2022

(Expressed in Canadian dollars)

(Unaudited)

18. Management of Financial Risk(continued)

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk through the management of its capital structure (Note 19). Accounts payable and accrued liabilities, due to related parties and loans payable are due within the current operating period.

The table below summarizes the maturity profile of the Company’s financial liabilities at July 31, 2023 based on contractual undiscounted payments:

	0 – 12 Months $	Over 12 Months $
Accounts payable and accrued liabilities	5,079,156	–
Due to related parties	747,011	–
Financial guarantee liability	894,481	197,946
Loans payable	80,000	–
Warrant liabilities	–	375,451

(d) Currency risk

Currency risk is the risk of loss due to fluctuation of foreign exchange rates and the effects of these fluctuations on foreign currency denominated monetary assets and liabilities. A 5% change in exchange rates will increase or decrease the Company’s loss by approximately $173,000. The Company does not invest in derivatives to mitigate these risks.

19. Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and commercialization of patented pharmaceuticals, and to maintain a flexible capital structure. The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its assets. To maintain or adjust its capital structure, the Company may issue new common shares or debentures, acquire or dispose of assets or adjust the amount of cash.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. In order to maximize ongoing development efforts, the Company does not pay dividends. There are no external restrictions on the Company’s capital.

24

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2023 and 2022

(Expressed in Canadian dollars)

(Unaudited)

20. Events After the Reporting Date

(a) In August 2023, the Company granted 250,000 stock options, with an exercise price of $0.07 and maturity date of July 31, 2026, to a third party.

(b) In August 2023, the Company closed on a non-brokered private placement and issued 2,950,000 units at price of $0.10 per unit for gross proceeds of $295,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.10 and expire on August 30, 2025.

Share issue costs totaling $12,999 consisted of the following: 114,000 agents’ warrants with fair value of $5,399 and agent’s fee of $7,600. Agents’ warrants entitle the holder to purchase one common share at an exercise price of $0.10 and expire on August 30, 2025.

1,000,000 units from the private placement were issued to the Company’s Chief Executive Officer for gross proceeds received of $100,000, of which $60,000 was received prior to July 31, 2023 (Note 14).

25